Exhibit 99.1

Contact:
Patty Kehe
Corporate Secretary
Dynasil Corporation of America
Phone: 617.668.6855
pkehe@dynasil.com

Dynasil Corporation of America Reports
First Quarter Fiscal 2018 Results

Optics Segment Revenue up 12%

Newton, MA, February 13, 2018 – Dynasil Corporation of America (NASDAQ: DYSL), a developer and manufacturer of optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets, today announced revenue of $9.2 million for the first quarter of fiscal year 2018.

“Revenue for our Optics segment showed a 12% increase for the quarter ended December 31, 2017, as compared to the same period last year,” said CEO Peter Sulick. “Unfortunately this was offset by an approximately equivalent revenue decrease in our Research segment. Additionally, we were impacted by the Tax Cuts and Jobs Act signed into law in December, 2017. While we continue to analyze the Act, along with our tax accountants, the reduction of the corporate tax rate from 35% to 21% and the foreign earnings and profit tax from our Hilger UK based subsidiary have resulted in our need to adjust the deferred tax asset of $2.7 million which we recognized in our 1st quarter 2017 by approximately $0.7 million, which has been recognized as tax expense during this quarter.”

“We released two recent public announcements which we would like to call to your attention,” continued Mr. Sulick. “One, we are entering a new line of business for our optics segment – High Efficiency Anti-Reflective (HEAR) and Diamond-Like Carbon (DLC) coatings on infrared materials. We are investing in both personnel, space and capital for this opportunity, which we believe offers substantial revenue growth for us over the next 3-5 years. This startup operational cost is reflected in a portion of the growth of our operating costs for the quarter over the prior year. Second, after extensive testing and data development, our biomedical subsidiary, Xcede Technologies, filed for a First-In-Human clinical trial of our developmental hemostatic patch. This is a significant milestone along the course of the growth in the value of this asset. The trial will be conducted in the Netherlands by a team of experienced surgeons, well versed in hemostasis trials. We anticipate the trial beginning in the calendar second quarter. This is a significant milestone for this development effort. Increased cost for the pretrial activities represent the remaining growth in our G&A costs.”

“One final note,” added Mr. Sulick, “we are also investing in a prototype line at our Optometrics subsidiary to do optical assembly for certain of our existing customers. As many of you know, we are largely a component supplier. This is an opportunity to offer a higher level of service incorporating our components into frames or even end products for certain customers desirous of subcontracting out work. We anticipate this line being operational during our third quarter and are engaged in seeking revenue opportunities now for this effort.”

Certain key metrics by segment for the current quarter and the same quarter last year are presented below:

Results of Operations for the Three Months Ended December 31, 2017
	Optics	Contract Research	Biomedical	Total
Revenue	$4,942,000	$4,247,000	$-	$9,189,000
Gross profit	1,724,000	1,851,000	-	3,575,000
GM %	35%	44%	-	39%
Operating expenses	1,576,000	1,723,000	445,000	3,744,000
Operating income (loss)	$148,000	$128,000	$(445,000)	$(169,000)

Results of Operations for the Three Months Ended December 31, 2016
	Optics	Contract Research	Biomedical	Total
Revenue	$4,405,000	$4,738,000	$-	$9,143,000
Gross profit	1,574,000	1,951,000	-	3,525,000
GM %	36%	41%	-	39%
Operating expenses	1,328,000	1,740,000	381,000	3,449,000
Operating income (loss)	$246,000	$211,000	$(381,000)	$76,000

Net income (loss) for the three months ended December 31, 2017 was a loss of $0.8 million, or ($0.05) in basic earnings per share, compared with income of $2.8 million, or $0.17 in basic earnings per share, for the quarter ended December 31, 2016. Dynasil recognized a deferred tax asset and a tax related gain of $2.7 million for the quarter ended December 31, 2016 which represented virtually all of the income recognition for that quarter. A portion of that asset was adjusted downward for the quarter ended December 31, 2017 due to the new US Federal tax act, resulting in a recognized expense of $0.7 million.

Upcoming Investor Presentation

In lieu of a first quarter conference call, Dynasil will provide listen-only audio access to their Annual Stockholders Meeting starting at 10:00 a.m. ET on Thursday, February 22, 2018.  Following the adjournment of the Meeting, the Company will host an investor presentation led by Chairman, CEO and President Peter Sulick and featuring RMD’s President, Dr. Kanai Shah, CEO of Xcede Technologies, Dr. Linda Zuckerman and Dynasil’s Executive Vice President of Photonics, Dr. Gary Bishop.  Access to event is available in listen-only mode via the event page or by visiting the Investor Information section of the Company’s website at www.dynasil.com. The event also may be accessed by dialing (888) 346-2613 or (412) 902-4252.  For interested individuals unable to join the live event, a webcast replay will be available on the Company’s website for one year.

About Dynasil

Dynasil Corporation of America (NASDAQ: DYSL) develops and manufactures optics and photonics products, optical detection and analysis technology and components for the homeland security, medical and industrial markets. Combining world-class expertise in research and materials science with extensive experience in manufacturing and product development, Dynasil is commercializing products including dual-mode radiation detection solutions for Homeland Security and commercial applications and sensors for non-destructive testing. Dynasil has an impressive and growing portfolio of issued and pending U.S. patents. The Company is based in Newton, MA, with additional operations in MA, MN, NY, NJ and the United Kingdom. More information about the Company is available at www.dynasil.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements regarding future events and our future results are based on current expectations, estimates, forecasts, and projections and the beliefs and assumptions of our management, including, without limitation, our expectations regarding results of operations, our compliance with the financial covenants under our loan agreements with Middlesex Savings Bank and Massachusetts Capital Resource Company, the commercialization of our technology, including the Xcede patch and our dual mode detectors, the expecting timing of the First-in-Human clinical trial of the Xcede patch, the success of efforts to fund Xcede, results of our pre-clinical and planned clinical trials, regulatory approvals, our development of new technologies including at Dynasil Biomedical, the adequacy of our current financing sources to fund our current operations, our growth initiatives, governmental budgetary and funding matters, our capital expenditures and the strength of our intellectual property portfolio. These forward-looking statements may be identified by the use of words such as “plans”, “intends,” “may,” “could,” “expect,” “estimate,” “anticipate,” “continue” or similar terms, though not all forward-looking statements contain such words. The actual results of the future events described in such forward looking statements could differ materially from those stated in such forward looking statements due to a number of important factors. These factors that could cause actual results to differ from those anticipated or predicted include, without limitation, our ability to develop and commercialize our products, including obtaining regulatory approvals, the size and growth of the potential markets for our products and our ability to serve those markets, the rate and degree of market acceptance of any of our products, general economic conditions, costs and availability of raw materials and management information systems, our ability to obtain and maintain intellectual property protection for our products, clinical results of Xcede’s programs which may not support further development, competition, the loss of key management and technical personnel, our ability to obtain timely payment of our invoices to governmental customers, changing priorities or reductions in government spending, litigation, the effect of governmental regulatory developments, the availability of financing sources, our ability to comply with our debt obligations, our ability to deleverage our balance sheet, our ability to identify and execute on acquisition opportunities and integrate such acquisitions into our business, and seasonality, as well as the uncertainties set forth in the Company’s Annual Report on Form 10-K, filed on December 20, 2017, including the risk factors contained in Item 1A, and from time to time in the Company's other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Dynasil Corporation of America and Subsidiaries
Consolidated Balance Sheets (Unaudited)

	December 31, 2017	September 30, 2017
ASSETS
Current Assets
Cash and cash equivalents	$961,000	$2,415,000
Accounts receivable, net	3,750,000	3,407,000
Costs in excess of billings and unbilled receivables	1,230,000	1,317,000
Inventories, net of reserves	4,491,000	4,326,000
Prepaid expenses and other current assets	792,000	973,000
Total current assets	11,224,000	12,438,000

Property, Plant and Equipment, net	7,377,000	7,032,000
Other Assets
Intangibles, net	978,000	987,000
Deferred tax asset	2,109,000	2,642,000
Goodwill	5,951,000	5,940,000
Security deposits	58,000	58,000
Total other assets	9,096,000	9,627,000

Total Assets	$27,697,000	$29,097,000

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Current portion of long-term debt	$1,840,000	$2,007,000
Capital lease obligations, current	78,000	91,000
Accounts payable	1,899,000	2,380,000
Deferred revenue	34,000	129,000
Accrued expenses and other liabilities	2,336,000	2,667,000
Total current liabilities	6,187,000	7,274,000

Long-term Liabilities
Long-term debt, net of current portion	1,358,000	1,045,000
Capital lease obligations, net of current portion	68,000	81,000
Deferred tax liability	236,000	234,000
Other long-term liabilities	163,000	38,000
Total long-term liabilities	1,825,000	1,398,000

Stockholders' Equity
Dynasil stockholders' equity	18,302,000	18,971,000
Noncontrolling interest	1,383,000	1,454,000
Total stockholders' equity	19,685,000	20,425,000

Total Liabilities and Stockholders' Equity	$27,697,000	$29,097,000

Dynasil Corporation of America

Consolidated Statement of Operations and Comprehensive Income (Loss)

(Unaudited)

	Three Months Ended
	December 31,
	2017	2016
Net revenue	$9,189,000	$9,143,000
Cost of revenue	5,614,000	5,618,000
Gross profit	3,575,000	3,525,000

Operating expenses:
Sales and marketing	279,000	266,000
Research and development	308,000	196,000
General and administrative	3,157,000	2,987,000

Total operating expenses	3,744,000	3,449,000

Income (loss) from operations	(169,000)	76,000
Interest expense, net	43,000	67,000

Income (loss) before taxes	(212,000)	9,000
Income taxes (benefit)	660,000	(2,730,000)
Net income (loss)	(872,000)	2,739,000

Less: Net loss attributable to noncontrolling interest	(75,000)	(69,000)

Net income (loss) attributable to common stockholders	$(797,000)	$2,808,000

Net income (loss)	$(872,000)	$2,739,000
Other comprehensive income (loss):
Foreign currency translation	35,000	(295,000)
Total comprehensive loss	$(837,000)	$2,444,000
Less: comprehensive income (loss) attributable to noncontrolling interest	(75,000)	(69,000)
Total comprehensive income (loss) attributable to common stockholders	$(762,000)	$2,513,000

Basic net income (loss) per common share	$(0.05)	$0.17
Diluted net income (loss) per common share	$(0.05)	$0.17

Weighted average shares outstanding
Basic	17,047,690	16,808,729
Diluted	17,047,690	16,808,729